FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company released 19 February, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd 212,800

Bank of New York Nominees 96,500

Chase Nominees Ltd 1,443,500

Midland Bank plc 318,000

Bankers Trust 139,800

Barclays Bank 70,000

Citibank London 137,600

Nortrust Nominees 1,154,700

State Street Bank & Trust Co 35,000

HSBC Bank plc 9,200

Mellon Nominees (UK) Ltd 224,800

State Street Nominees Ltd 154,100

Bank of New York Nominees 4,253,114

Northern Trust 846,802

Chase Nominees Ltd 2,508,877

Midland Bank plc 118,600

Bankers Trust 2,250,700

Barclays Bank 60,000

Citibank London 53,000

Morgan Guaranty 284,600

Nortrust Nominees 1,975,306

State Street Bank & Trust Co 179,600

Deutsche Bank AG 663,300

HSBC Bank plc 426,000

Mellon Bank N.A. 230,300

Northern Trust AVFC 196,436

KAS UK 21,600

Mellon Nominees (UK) Ltd 63,500

Bank One London 103,200

Chase Nominees Ltd 403,800

Midland Bank plc 8,000

Royal Bank of Scotland 67,100

State Street Bank & Trust Co 38,600

Lloyds Bank 24,800

Citibank NA 17,600

State Street Nominees Ltd 548,500

Bank of New York Nominees 138,400

Chase Nominees Ltd 761,300

Citibank London 21,300

Nortrust Nominees 93,500

State Street Bank & Trust Co 14,999

Citibank 10,000

Citibank NA 98,400

Chase Manhattan Nominee Ltd 5,300

HSBC Bank plc 24,200

5. Number of shares / amount of stock acquired

1,183,138 since last notification

6. Percentage of issued class

0.4%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

17th February 2003

11. Date company informed

19th February 2003

12. Total holding following this notification

20,506,734

13. Total percentage holding of issued class following this notification

7.44%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

19th February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 February, 2003